Reliance
Industries Limited

Regd. Office : Maker Ch... ...ian Point, Post Box : 11717, Mumbai - 400 021.
... ...OMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com



March 30, 2007

File No.82-3300



**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 36 | March 30, 2007 | Initiation to Stock Exchanges regarding of declaration of result of resolution through Postal Ballot |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: as above

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 30, 2007

The Secretary
Bombay Stock Exchange Limited
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

**Scrip Code: 500325**
**Fax No.2272 2037 / 2272 3719**

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

**Trading Symbol: 'RELIANCE EQ'**
**Fax No. 2659 8237 / 38**

Dear Sirs

**Sub: Declaration of result of resolution passed through postal ballot**

This is to inform you that the Special Resolution for the preferential issue of up to 12 crore warrants exercisable into equal number of equity shares of Rs. 10 each of the Company to the Promoter/Promoter Group in accordance with the SEBI (Disclosure and Investor Protection) Guidelines, 2000 has been approved by the members of the Company by postal ballot

The votes cast in favour of the Special Resolution were 99.94% of the total valid votes and, therefore, the resolution has been passed by the members of the Company with the requisite majority.

Copy of our media release in this regard is enclosed.

Yours faithfully

**For Reliance Industries Limited**

S. Sudhakar
Asst. Vice President – Corporate Secretarial

Encl: as above

Copy to:
National Securities Depository Ltd.
Trade World, A-Wing, 4th & 5th Floors
Kamala Mills Compound
Lower Parel
Mumbai 400013

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Marg
16th Floor, Dalal Street
Mumbai 400 023

# Media Release

Reliance

## RIL Statement

Mumbai, March 30, 2007: The Shareholders of Reliance Industries Limited have passed the Special Resolution by Postal Ballot with an overwhelming majority of 99.94% of the total valid votes, by casting the same in favour of the Resolution for the preferential issue of 12 crore warrants exercisable into equal number of equity shares of Rs.10 each of the Company to the Promoters/Promoter Group as per the SEBI Guidelines for Preferential Issue contained in the SEBI (Disclosure and Investor Protection) Guidelines, 2000.

The overwhelming majority of the votes received represented 70.23% of the paid-up equity capital of the Company and demonstrate the faith reposed by the investors in the Company and its Promoters.

The Board of Directors had earlier approved the issue of 12 crore warrants to the promoter/promoter group exercisable in to equal number of shares at an issue price of Rs. 1402 aggregating to Rs. 16824 crores.

The warrants can be exercised into equivalent number of equity shares in tranches within a period of 18 months. The resolution having been overwhelmingly voted in favour of the issue of the above warrants, the promoter/promoter group shall be allotted the above warrants upon payment of 10% of the total issue price of Rs.1402 per warrant.

**Reliance Industries Limited**

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

**Corporate Communications**
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

END